

OFFERING MEMORANDUM

facilitated by



Karis Family Daycare LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201. **(A) The Company**

Name of Company	Karis Family Daycare LLC
State of Organization	CA
Date of Formation	05/05/2016
Entity Type	Limited Liability Company
Street Address	1733 Centinela Ave, Santa Monica CA, 90404
Website Address	www.karisfamilydaycare.com

(B) Directors and Officers of the Company

Key Person	Brenna Karis
Position with the Company Title First Year	Owner 2016
Other business experience (last three years)	Karis Family Daycare: **owner** May 2016-Present

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Brenna Karis	100%

(D) The Company's Business and Business Plan

Our Story

Karis Family Daycare was founded by owner Brenna Karis in 2016. We currently operate 2 successful home-daycares with a capacity of 24 children, a strong team of employees, and an annual gross revenue of $450,000. Through Brenna's leadership and the work of our amazing team, KFD has built a solid business reputation after 7 years of daycare operation in Glendale and Burbank and boasts countless excellent reviews from current and past clients.

Our sta members are all passionate about childcare and development with a range of education backgrounds, field experience and certifications in relevant areas. We emphasize higher than average wages and benefits to attract and retain the best childcare specialists, something that can be a challenge for daycares operating with slim margins which we have managed to avoid thanks to our historically superior service, target demographic and operational standards
We are bolstered by an experienced team of administrative sta and consulting advisors to fill any blind spots the executive team could miss

Location

Strategically located at 4201 Magnolia Blvd in the beloved and popular Magnolia Business District in Burbank, CA, this proposed facility will be the third daycare under the Karis Family Daycare umbrella.

This will be a newly built, fully equipped, infant and toddler center serving children ages 2 months- 3 years with a capacity of 40 children
The design of the building emphasizes our program's focus on nature and sensory play with a large, lush shaded outdoor spaces complete with safe interactive features and a variety of soft play surfaces, while modular buildings allow us more control over construction costs and timelines.
Our capacity of 40 children at a time will be divided into 4 classrooms broken down as such: Classroom 1: 12 toddlers (ages 18 mo-3 years), 2 teachers | Classroom 2: 12 infant (ages 2 mo15mo), 3 teachers | Classroom 3: 8 infants (ages 12 mo-18 mo), 2 teachers | Classroom 4: 8 toddlers (ages 18 mo-3 years), 2 teachers

Market Analysis

This industry is growing with strong demand for quality, trustworthy daycare centers. Due to a shortage of accessible childcare in our penetrated markets, we have consistently been able to maintain a waitlist of over 60 clients seeking childcare since our opening in 2016, including during our current expansion, with a large concentration of parents seeking infant-specific care.

Compound annual growth rate for childcare of 4.2% over the next several years (Grandview Research Institute, 2022)
Burbank population of 125,000 and daytime transient population of 250,000
people 12,000 Children in Burbank under 5 (U.S Census Bureau, 2022)
We are projecting total revenue of $1,253,750

Meet Karis Family Daycare

Karis Family Daycare is looking to add another daycare facility to our family. We currently

operate 2 high-caliber, play-based childcare facilities, specializing in infant and toddler care and

development. It's our team's mission to support our communities through convenient, modern and reliable childcare that emphasizes nature, group dynamics and self growth. In pursuit of that mission, we are proposing the construction of a custom built, fully equipped, infant and toddler center in Burbank, CA, which will be the third daycare under the Karis Family Daycare umbrella. This facility will take advantage of an optimum location, large waiting list, innovations in convenience, our spotless childcare reputation and a heavy local demand for infant/toddler specic care to continue creating explosive growth and value for Karis Family Daycare and the families we service.

Current Status

    Land/Project is dig-ready
    $160,000 invested securing and preparing the space so far
    Pre-construction package complete
    Architectural renderings, engineering blueprints, and land survey complete
    Construction cost itemization/projections available
    Materials submitted to relevant local and state based parties for permitting and grant approval.

For more information, please refer to the Page View included with this

filing. (E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this

offering. (G) Target Offering Amount and Offering Deadline

Target Offering Amount	$60,000
Offering Deadline	May 31st, 2024

If the sum of the investment commitments does not equal or exceed the Target offering Amount as of the offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the offering Deadline and shall treat such an extension as a material change to the original oer and provide Investors with notice and opportunity to reconrm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$85,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Land fee	$55,950	$79,262
Mainvest Compensation	$4,050	$5,738
TOTAL	$60,000	$85,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

Review this Form C and the Campaign Page
If you decide to invest, enter an amount and press the Invest button
Follow the instructions

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

Investors may cancel an investment commitment until 48 hours prior to the offering Deadline.

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MainVest will notify investors when and if the Target Offering Amount has been raised. If the Company reaches the Target offering Amount before the offering Deadline, it may close the offering early if it provides notice about the new offering Deadline at least ve business days before such new offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment. If an investor does not cancel an investment commitment before the 48-hour period before the offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have ve (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment
will be cancelled, your funds will be returned to you, and you will not receive any

securities. (L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.0 - 1.4%[2]
Payment Deadline	2031-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.6 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	4.07%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.5% and a maximum rate of 2.1% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$60,000	1.0%
$66,250	1.1%
$72,500	1.2%
$80,800	1.33%
$85,000	1.4%

[3] To reward early participation, the investors who contribute the first $25,000.0 raised in the offering will receive a 1.6x cap. Investors who contribute after $25,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate

document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing

Agreement are attached to this Form C. Additionally, general terms are outlined below and in

the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modied or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Name of Security	Mainvest Revenue Share Notes
Number of Notes Outstanding	54,100
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	These securities do not have voting rights
How these securities differ from the revenue sharing notes being offered to investors	Mainvest Revenue Share Notes are a debt obligation of the Company.

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Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Brenna Karis	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to le for bankruptcy protection, making it more dicult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the offering raised by In-Network Users of the Platform plus 9.0% of the amount of the offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specied in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
SBA	$200,000	6%	07/01/2050	
Revenue Share Notes	54,100		12/31/2031	

(Q) Other Offerings of Securities within the Last Three Years

November 2023 Rule 17CFR 227 (Regulation Crowdfunding) Revenue Sharing Notes $34,500
Please refer to the company's Form C/U dated January 25th, 2024 for additional disclosures

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Forecasted milestones

Karis Family Daycare forecasts the following milestones:

Finish construction in Burbank, CA by May 2024.

Fully licensed and open by September 2024

Achieve 1,300,000 revenue per year by 2025

Achieve 600,000 profit per year by 2026

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year nancial forecast. The forecast has been developed by the Company using reasonable best eorts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5

Gross Sales	$1,346,400	$1,440,000	$1,464,000	$1,478,640	$1,493,426
Cost of Goods Sold	$1	$1	$1	$1	$1
Gross Profit	$1,346,399	$1,439,999	$1,463,999	$1,478,639	$1,493,425
EXPENSES					
Supplies	$15,000	$16,042	$16,309	$16,472	$16,636
Rent	$144,000	$147,600	$151,290	$155,072	$158,948
Insurance	$2,412	$2,472	$2,533	$2,596	$2,660
Utilities	$9,600	$9,840	$10,086	$10,338	$10,596
Internet	$2,400	$2,460	$2,521	$2,584	$2,648
Food	$24,000	$25,668	$26,095	$26,355	$26,618
Marketing	$7,200	$7,700	$7,828	$7,906	$7,985
Cleaning	$7,200	$7,700	$7,828	$7,906	$7,985
Employees	$615,000	$657,754	$668,716	$675,403	$682,156
Licensing & Permits	$1,800	$1,845	$1,891	$1,938	$1,986
Operating Profit	$517,787	$560,918	$568,902	$572,069	$575,207

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this offering, click to see the [Progress Bar](#).

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$413,271.00	$369,234.00
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$-42,541.00	$-24,361.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V